                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 2)*



                           priceline.com Incorporated
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                                (Name of Issuer)

                     common stock, par value $.008 per share
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                         (Title of Class of Securities)

                                    741503106
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                                 (CUSIP Number)

                            Robert S. Harkey, Esquire
                     Senior Vice President - General Counsel
                              Delta Air Lines, Inc.
                    Hartsfield Atlanta International Airport
                             Atlanta, Georgia 30320
                                 (404) 715-2387
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                February 6, 2001
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                         (Continued on following pages)
                               (Page 1 of 7 pages)

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                                  SCHEDULE 13D

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CUSIP NO. 741503106                                 Page 2 of 7 Pages
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1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Delta Air Lines, Inc.

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2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a)  |_|
                                                                        (b)  |_|


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3      SEC USE ONLY


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4      SOURCE OF FUNDS*

       00

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5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)                                                    |_|


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6      CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware
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                     7      SOLE VOTING POWER

                            32,212,199
     NUMBER OF       -----------------------------------------------------------
      SHARES         8      SHARED VOTING POWER
   BENEFICIALLY
     OWNED BY               0
       EACH          -----------------------------------------------------------
     REPORTING       9      SOLE DISPOSITIVE POWER
      PERSON
       WITH                 32,212,199
                     -----------------------------------------------------------
                     10     SHARED DISPOSITIVE POWER

                            0
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11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       32,212,199
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12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES*                                                               |_|

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13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       16.1%
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14     TYPE OF REPORTING PERSON*

       CO
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP NO. 741503106                                 Page 3 of 7 Pages
-------------------------------------               ----------------------------

ITEM 1        SECURITY AND ISSUER

              This Amendment No. 2 to Schedule 13D relating to the common stock of priceline.com Incorporated, a Delaware corporation ("priceline"), is being filed on behalf of Delta Air Lines, Inc., a Delaware corporation ("Delta"), to amend the Schedule 13D which was originally filed with the Securities and Exchange Commission ("SEC") on October 20, 2000 and amended on November 14, 2000 (as amended, the "Schedule 13D"). Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the meanings set forth in the Schedule 13D.


ITEM 3        SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

              As described in the Schedule 13D, on November 17, 1999, in partial consideration of the amendment of the Airline Participation Agreement and the General Agreement pursuant to the Master Agreement, priceline provided Delta the right to exchange 6,000,000 shares of priceline common stock held by it for 6,000,000 shares of newly issued priceline convertible preferred stock. Delta exercised this right on June 30, 2000, and surrendered its 6,000,000 shares of priceline common stock in exchange for 6,000,000 shares of Series A Convertible Redeemable Preferred Stock of priceline (the "Series A Preferred Stock"). The Series A Preferred Stock (a) had a par value of $59.93 per share,
(b) was convertible into shares of priceline common stock on a one-for-one basis, (c) bore a dividend of 8% per annum payable in shares of priceline common stock, (d) was subject to mandatory redemption on the tenth anniversary of the date of issuance, and (e) was callable by priceline at the par value after three years. Delta also had demand and piggyback registration rights for any shares of priceline common stock received upon conversion of the Series A Preferred Stock.

              On February 6, 2001, Delta and priceline agreed to restructure Delta's investment in priceline. Delta exchanged (the "Exchange") the 6,000,000 shares of Series A Preferred Stock owned by it for (a) 80,000 shares of a new priceline Series B Redeemable Preferred Stock (the "Series B Preferred Stock") and (b) a warrant to purchase 26,947,368 shares of priceline common stock (the "2001 Warrant").

              The Series B Preferred Stock (a) bears a dividend of 11% per annum that is payable through the issuance of 2.8 million shares of priceline common stock each year (subject to adjustment as provided in the terms of the Series B Preferred Stock) to Delta, (b) has a liquidation preference of $1,000 per share (plus an amount equal to any dividends accrued or cumulated but not yet paid), (c) is subject to mandatory redemption on February 6, 2007, (d) is subject to redemption (an

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CUSIP NO. 741503106                                 Page 4 of 7 Pages
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"Optional Redemption") at the option of Delta or priceline prior to February 6,
2007 in the event priceline consummates any of certain business combination transactions, (e) entitles Delta to a premium payment of $625 per share in the event any of these business combination transactions occurs before November 16, 2002, (f) is not convertible into priceline common stock or any other security of the Company and (g) may be used to pay the exercise price of priceline common stock exercisable under the 2001 Warrant.

              The 2001 Warrant provides Delta the right to acquire an additional 26,947,368 shares of priceline common stock at an exercise price (the "Exercise Price") of $2.96875 per share. Delta may exercise the 2001 Warrant at any time until the close of business on February 6, 2007, unless on a date (an "Optional Redemption Date") prior to February 6, 2007, all of the shares of Series B Preferred Stock owned by Delta are redeemed in an Optional Redemption, in which case Delta may not exercise the 2001 Warrant after the Optional Redemption Date. The Exercise Price may be paid by Delta only by the surrender of shares of Series B Preferred Stock. The number of shares of Series B Preferred Stock to be surrendered per share of priceline common stock being exercised under the 2001 Warrant is determined by dividing the Exercise Price by $1,000.

              The 2001 Warrant also provides that at any time that the closing sales price of priceline common stock has exceeded $8.90625 (subject to adjustment as provided in the 2001 Warrant) for 20 consecutive trading days, the 2001 Warrant will automatically be exercised for all shares of priceline common stock then exercisable (the "Automatically Exercised Shares"). In such event, Delta's rights in the shares of Series B Preferred Stock then held by Delta would be automatically converted into the right to receive the Automatically Exercised Shares.

              Also in connection with the Exchange, Delta and priceline entered into a stockholder agreement (the "Stockholder Agreement"), which provides that Delta and priceline will, no later than April 1, 2001, enter into a registration rights agreement which will provide Delta with shelf registration rights with respect to priceline common stock owned by Delta on February 6, 2001, and priceline common stock that might be owned by Delta in the future as a result of
(a) the exercise of the Amended 1999 Warrant, (b) the exercise of the 2001 Warrant or (c) dividends received on the Series B Preferred Stock.

ITEM 4        PURPOSE OF TRANSACTION

              Item 4 is hereby amended by adding the following information:

              The terms of the Series B Preferred Stock discussed in Item 3 above relating to the payment of a $625 per share premium in the event of a specified


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CUSIP NO. 741503106                                 Page 5 of 7 Pages
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business combination transaction involving priceline may impede the acquisition of control of priceline.

              Delta may exercise the 2001 Warrant to purchase the 26,947,368 shares of priceline common stock for which the 2001 Warrant is exercisable at any time. Delta may sell, in the open market or in private transactions, some or all of the shares so purchased, either immediately or over a period of time.

ITEM 5        INTEREST IN SECURITIES OF PRICELINE

              (a) Delta is the beneficial owner, pursuant to Rule 13d-3(d)(1), of 32,212,199 shares of priceline common stock. The shares of priceline common stock beneficially owned by Delta represent approximately 16.1% of the 200,131,028 shares of priceline common stock outstanding on November 10, 2000 (assuming the exercise of Delta's right to purchase all 4,675,000 shares of priceline common stock pursuant to the Amended 1999 Warrant and the exercise of Delta's right to purchase all 26,947,368 shares of priceline common stock pursuant to the 2001 Warrant), as set forth in priceline's Quarterly Report on Form 10-Q for the quarter ended September 30, 2000.

              Mary Johnston Evans, a director of Delta, holds 100 shares of priceline common stock. To the best of Delta's knowledge, none of the other directors or executive officers of Delta beneficially owns shares of priceline common stock.

              (b) Delta has sole voting and dispositive power over all of the shares of priceline common stock beneficially owned by Delta and, to the best of Delta's knowledge, Mary Johnston Evans has sole voting and dispositive power over all of the shares of priceline common stock she holds.

              (c) Except as otherwise set forth in the Schedule 13D, neither Delta nor, to the best of Delta's knowledge, any of Delta's directors or executive officers has effected any transactions in priceline common stock during the past 60 days.

              (d) No person other than Delta has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of priceline common stock beneficially owned by Delta or, to the best of Delta's knowledge, Mary Johnston Evans.

              (e) Delta has not ceased being the beneficial owner of more than 5% of the priceline common stock.

ITEM 6 CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF PRICELINE

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CUSIP NO. 741503106                                 Page 6 of 7 Pages
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              As described in Item 3 above:

              - On February 6, 2001, priceline issued to Delta the 2001 Warrant to acquire 26,947,368 shares of priceline common stock at an exercise price of $2.96875 per share; and

              - On February 6, 2001, Delta and priceline entered into the Stockholder Agreement, which provides that Delta and priceline will, no later than April 1, 2001, enter into a registration rights agreement which will provide Delta with certain registration rights with respect to priceline common stock owned by Delta.

ITEM 7        MATERIALS FILED AS EXHIBITS

   Exhibit                                Description
   -------                                -----------
     13.             Certificate of Designation, Preferences and Rights of Series B
                     Redeemable Preferred Stock of priceline (incorporated herein by reference to Exhibit 99.2 to priceline's Current Report on Form 8-K filed with the SEC on February 8, 2001).

     14.             Warrant Agreement, dated February 6, 2001, by and between priceline and Delta (incorporated by reference to Exhibit 99.3 to priceline's
                     Current Report on Form 8-K filed with the SEC on February 8, 2001).

     15.             Stockholder Agreement, dated February 6, 2001, between priceline and Delta (incorporated by reference to Exhibit 99.4 to priceline's
                     Current Report on Form 8-K filed with the SEC on February 8, 2001).

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CUSIP NO. 741503106                                 Page 7 of 7 Pages
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                                    SIGNATURE

              After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated: February 15, 2001                  Delta Air Lines, Inc.


                                          By:/s/ M. Michele Burns
                                             -----------------------------------
                                             M. Michele Burns
                                             Executive Vice President and Chief
                                             Financial Officer